Exhibit 99.1

Third Party Analysis Confirms Westport LNG Truck Technology Delivers
21% Reduction in Greenhouse Gas Emissions

December 8, 2008

Vancouver, BC – Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today reported a study by California-based TIAX LLC has confirmed a 21% reduction in greenhouse gas (GHG) emissions in LNG trucks featuring a Westport ISX G engine and LNG fuel system based on a 10 year, 400,000 mile scenario.  Under this scenario, a typical Westport LNG-equipped natural gas truck operating at the San Pedro Bay ports in California will realize reductions of 21 tonnes of GHG emissions per year compared to an equivalent diesel truck.

“Adding strong environmental benefits to the energy security of an inexpensive, domestically available fuel in natural gas helps Westport get LNG trucks on the road,” said Mike Gallagher, President and Chief Operating Officer at Westport Innovations. “The report affirms our testing and development efforts over the years to create an efficient, robust product with clear environmental benefits. Using the example of the San Pedro Bay Ports, operating 8,400 LNG container hauling trucks at the Ports could realize the equivalent of removing over 39 thousand cars from the road or 176,400 tonnes of GHG reductions annually.”

TIAX was commissioned to develop a life-cycle cost and emissions estimator for the comparison of current and future heavy-duty engines fuelled by diesel or natural gas. The model includes three different heavy-duty applications for California including urban buses, refuse haulers, and heavy-duty (long-haul) trucks. Emissions from the well to the wheel are factored, using models from California regulatory authorities.

The report included a well to wheel emissions analysis for 11 different natural gas fuel pathways. The results showed 18% to 25% less GHG emissions for all North American natural gas supply as compared to the cleanest available diesel fuel (ultra low sulphur diesel or ULSD). The main pathway of natural gas supply for the south coast region of California, which is North American gas liquefied in California and provided by Clean Energy Fuels Corp. (Nasdaq: CLNE), has a GHG reduction of 21%.

For more information or to view the full report, visit www.westport.com

About TIAX LLC

TIAX is a technology processingSM company. We transform emerging innovations into robust technology platforms ready for hand-off.  Leveraging our technologies, laboratories, and links to external innovation sources, we collaborate with our customers in industry and government  to create new business opportunities and achieve mission objectives. TIAX (www.TIAXLLC.com) is ISO 9001 certified, with offices in Massachusetts and California.

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas.  Cummins Westport Inc., Westport’s joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  BTIC Westport Inc., Westport’s joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles.  www.westport.com

Note: This document contains forward-looking statements about Westport’s business, operations, technology development or the environment in which it operates, including statements relating to the production, efficiency, benefits and demand for our products, which are based on Westport’s

Westport Innovations Inc. – News Release

estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport’s control and are discussed in Westport’s most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:
Darren Seed
Director, Investor Relations
Westport Innovations Inc.
Phone: 604 718 2046
Email: invest@westport.com